1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
sacramento, san diego,
denver, northern virginia,
washington, d.c.

tokyo, london, brussels,
beijing, shanghai, hong kong,
singapore

June 5, 2013	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 7 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on May 30, 2013 on the Company’s Registration Statement filed with the Commission on May 22, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Amendment.

General

1.
Please advise us of any research reports about you that are published or distributed prior to effectiveness of the registration statement in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.  Please supplementally provide us with any such research reports.

We understand that Sidoti & Company, LLC, one of the placement agents participating in the offering, plans to produce a revised version of its prior research report concerning the Company.  When this report becomes available, we will provide it supplementally to the Staff.

Securities and Exchange Commission
June 5, 2013
Page Two

2.
We note your disclosure that certain of the existing owners may purchase in this offering up to 7.0% of the Class A common stock to be outstanding following the offering.  Please quantify the number of shares that may be purchased by the existing owners and disclose whether such purchases will count toward meeting the required sales threshold of 2,700,000 shares.  Specifically state if the intention is that such purchases will be made in order to meet the all or none sales basis threshold.  Also confirm that such purchases will be for investment purposes and not for resale.  In addition, please tell us how you will ensure that the existing owners purchasing in the offering will not have material information that is not available to other investors, such as the bid prices.

Existing owners or their affiliates may purchase up to 189,608 shares of Class A common stock in the offering.  These shares will be part of the 2.7 million shares of Class A common stock offered pursuant to the registration statement.  Any shares sold to existing owners or their affiliates will count toward the all-or-none threshold.  These shares will be purchased for investment purposes, and not with a view to a distribution or resale.

The existing owners or affiliates will purchase shares at the clearing price established through the OpenIPO process.  In order to avoid having their potential purchases of securities influence the auction outcome, the existing owners or their affiliates will not submit their indications through the auction site, but will agree to purchase at the clearing price set through the auction process.  The Company has included disclosure to this effect on pages 6, 29 and 81.  Moreover, the Company has included disclosure on page 6 that provides guidance regarding its expected results for the fiscal year ending June 30, 2013 so that all potential investors in the offering have access to information about the fiscal year end.  As noted in the disclosure, these are expected results only, and may differ from the actual results for the fiscal year.

Capitalization, page 36

3.	We note you have referenced footnote two in the table. However, this footnote appears to have been deleted. Please revise the footnote reference.

We have removed the reference to footnote two in the table on page 36.

4.	We note the total capitalization disclosed of 33.216 appears to be a typographical error. Please revise.

We have revised the total capitalization number in the table on page 36.

Securities and Exchange Commission
June 5, 2013
Page Three

Truett-Hurst, Inc. Financial Statements

General

5.	Please disclose the fiscal year end for Truett-Hurst, Inc.

We have indicated that the fiscal year end of Truett-Hurst, Inc. is June 30 on page F-4.

H.D.D., LLC Financial Statements

6.
Please confirm to us that the fiscal year end for H.D.D. is June 30 and tell us how this reconciles with Section 8.3 of H.D.D.’s operating agreement filed as Exhibit 3.4, which states the fiscal year end is on or close to December 31.

While H.D.D. LLC’s fiscal year-end is December 31 for tax purposes, the fiscal year-end of Truett-Hurst, Inc. is June 30.  For the purposes of comparability, we have presented audited financial statements of H.D.D. LLC as of June 30, 2011 and 2012 and for each of the years in the two-year period ended June 30, 2012 so that they will be directly comparable with the audited consolidated financial statements of Truett-Hurst, Inc. after the offering.

7.	Please label the statement of cash flows for the nine months ended March 31, 2013 as unaudited.

We have added this label to the table on F-11.

Exhibits

8.           Please file an updated legal opinion once it is available.  Please understand that we will need adequate time to review the legal opinion before accelerating effectiveness.

An updated legal opinion has been filed as exhibit 5.1 to the Amendment.

Securities and Exchange Commission
June 5, 2013
Page Four

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge